Exhibit 99.2

WinStar looks to the future with Commonwealth

Wednesday, April 21, 2021

Strategic partnership will let anyone buy shares in horses owned, acquired and managed by WinStar

LEXINGTON, Ky — April 20, 2021 — WinStar Farm (https://www.winstarfarm.com/), one of North America's leading racing and breeding operations, announced today a strategic partnership with Commonwealth (http://www.joincommonwealth.com), the fractional investment platform. Now, using Commonwealth's mobile or web app, anyone can invest in WinStar racehorses.

Founded by Brian Doxtator and Chase Chamberlin, together they provide a unique blend of entrepreneurship with hands-on horsemanship. Commonwealth (https://www.joincommonwealth.com/) is on a mission to make ownership more accessible and fun. With roots in Lexington, Ky and Los Angeles, Calif., Commonwealth's founders are strategically located in the Horse Racing and Technology Capitals of the World.

"We have been talking to the Commonwealth team for over a year, and we are excited to enter into this partnership. We have seen the micro share space grow, and believe that offering the horses that WinStar Farm races to the public will bring excitement and energy to the sport. Who knows, you might be the owner of the next Justify or Life Is Good."

The Commonwealth app has everything you need to make an informed investment decision: from interactive pedigrees and high definition photo galleries, to career highlights, fully transparent investment details and more. Once a user is ready to invest, it takes less than 3 minutes to become an owner; select shares, sign ownership documents and securely fund your account, without ever leaving the platform.

"Combining Commonwealth's innovation and WinStar's stable of elite racehorses, it has never been easier to own at the highest levels of the sport and enjoy the wild world of horse racing", said Brian Doxtator, CEO & Co-Founder.

Preston Troutt, son of WinStar's Founder Kenny Troutt saw the strategic alliance as an important genesis for the industry and an exciting evolution for his involvement at WinStar. "At the end of the day our goal is to grow the sport of horse racing and we think one of the best ways to do that is through this partnership. Commonwealth has built the right technology and has an aggressive vision for the future that has us excited for all that we can offer to the sport."

Beyond investing, Commonwealth is a portal designed to get fans closer to the action. Commonwealth investors will experience ownership like never before, with ongoing behind the scenes content to bring you along for every step of the journey, no matter where you live. In person events make ownership real and investors will get invites to Commonwealth race day events, stable tours, auction experiences and more.

Now is the time to join Commonwealth and get your name on the list for the first major offering announcements. In the coming weeks, the team plans to kick off the partnership with graded stakes winning, Country Grammer, and quickly following with several coveted two-year old colts. The team is active at this week's OBS 2-Year Old sale with plans to add to their already deep bench of talent.

"Winstar colts have never been available to the public like this. So whether you're a lifelong horseman like me or a casual fan, this is a historic moment for the racing industry. I see this partnership as an investment in the growth of our sport," Co-Founder of Commonwealth, Chase Chamberlin.

For more information and to learn about the new 2021 offerings coming from Commonwealth & WinStar, visit joincommonwealth.com (http://www.joincommonwealth.com) or download the CMNWLTH mobile app on iOS. (https://apps.apple.com/us/app/cmnwlth/id1484029029)

WinStar Farm

13001 Pisgah Pike

Versailles, KY 40383

859-873-1717

Tours: 859-297-1328

Contact (https://www.winstarfarm.com/contact-us.html )